Exhibit 99.a.1.G

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated June 16, 2009 and the related Letters of Transmittal and any amendments or supplements thereto.  The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Shanda Music (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

1,155,045,300 Ordinary Shares

(Including Ordinary Shares Represented by American Depositary Shares)

of

Hurray! Holding Co., Ltd.

at

$0.04 Per Ordinary Share

(Equivalent to $4.00 Per American Depositary Share)

Pursuant to the Offer to Purchase Dated June 16, 2009

by

Shanda Music Group Limited

a wholly owned subsidiary of

Shanda Interactive Entertainment Limited

Shanda Music Group Limited, a British Virgin Islands company (“Shanda Music”) and a wholly owned subsidiary of Shanda Interactive Entertainment Limited, a Cayman Islands company (“Shanda”), is offering to purchase 1,155,045,300 ordinary shares, par value $0.00005 per share (the “Shares”), of Hurray! Holding Co., Ltd., a Cayman Islands company (“Hurray”), including Shares represented by American Depositary Shares (“ADSs”), each representing 100 Shares, at a purchase price (the “Offer Price”) of $0.04 per Share (equivalent to $4.00 per ADS), to the seller in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal to Tender Ordinary Shares (the “Share Letter of Transmittal”) or the Letter of Transmittal to Tender American Depositary Shares (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, the “Letters of Transmittal”), as applicable.  Such offer, as amended or supplemented from time to time, is referred to as the “Offer.”  Unless the context otherwise requires, all references to Shares include Shares represented by ADSs, and all references to shareholders of Hurray include ADS holders.

Tendering shareholders whose Shares or ADSs are registered in their names and who tender directly to Conyers Dill & Pearman (the “Share Tender Agent”) or to Citibank, N.A. (the “ADS Tender Agent”), as applicable, will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letters of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer.  Tendering shareholders whose ADSs are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:01 A.M., NEW YORK CITY TIME, ON JULY 15, 2009, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn, prior to the expiration of the Offer, a number of Shares that (together with any Shares beneficially owned by Shanda or any entity controlled by Shanda) represents at least 51% of the total number of Shares then outstanding on a fully diluted basis (the “Minimum Condition”).  The Offer is also subject to the other conditions described in the Offer to Purchase.  There is no financing condition to the Offer.

The Offer is being made pursuant to a Tender Offer Agreement dated as of June 8, 2009 (the “Tender Offer Agreement”) among Hurray, Shanda and Shanda Music.  The Tender Offer Agreement provides, among other things, for the terms and conditions of the Offer.  The Tender Offer Agreement is more fully described in Section 13 of the Offer to Purchase.

The Board of Directors of Hurray (the “Hurray Board”) has unanimously (i) determined that the Tender Offer Agreement and the transactions contemplated thereby, including the Offer, are in the best interests of Hurray and its shareholders and (ii) approved, adopted and declared advisable the Tender Offer Agreement and the transactions contemplated thereby, including the Offer.  The Hurray Board recommends that Hurray’s shareholders accept the Offer and tender their Shares in the Offer.  Hurray has been advised that all of its directors and executive officers intend to tender all of their Shares pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Shanda Music will purchase, promptly after the expiration of the Offer, all Shares validly tendered and not withdrawn prior to 12:01 a.m., New York City time, on July 15, 2009 (or any later time to which Shanda Music, subject to the terms of the Tender Offer Agreement, extends the period of time during which the Offer is open (the “Expiration Date”)).  If any condition to the Offer is not satisfied or waived at any scheduled Expiration Date, Shanda Music may, in its sole discretion, extend the Expiration Date for an additional period or periods until all of the conditions are satisfied or waived, but not beyond September 15, 2009 (the “End Date”) without Hurray’s written consent.  Notwithstanding the foregoing, under the terms of the Tender Offer Agreement, Shanda Music may not terminate or withdraw the Offer other than in connection with the termination of the Tender Offer Agreement.  During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw such Shares.  In addition, pursuant to the terms of the Tender Offer Agreement, Shanda Music may extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff or governmental authority that is applicable to the Offer.

Shanda Music also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that Hurray’s consent is required for Shanda Music to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares to be purchased in the Offer, (iv) except as provided in the Tender Offer Agreement or required by the applicable law, extend or otherwise change the expiration date of the Offer, (v) impose conditions to the Offer in addition to those set forth in “Section 15 — Conditions of the Offer” of the Offer to Purchase, or (vi) amend the terms and conditions of the Offer in a manner materially adverse to the holders of the Shares.

In order to take advantage of the Offer, to tender your ADSs, you must either (i) complete and sign the ADS Letter of Transmittal according to its instructions, have your signature guaranteed (if required by Instruction 1 to the ADS Letter of Transmittal), mail or deliver the ADS Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Citibank, N.A., our ADS Tender Agent, and either deliver the American Depositary Receipt(s) (“ADR(s)”) evidencing your ADSs or have your ADSs transferred on the Direct Registration System (the “DRS”) of Citibank, N.A., the depositary for the ADSs, along with the ADS Letter of Transmittal, to the ADS Tender Agent, or tender your ADSs pursuant to the procedures for book-entry transfer through the Book-Entry Transfer Facility (as defined in the Offer to Purchase) set forth in Section 3 of the Offer to Purchase, or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your ADSs are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your ADSs. If you intend to tender ADSs, and ADR(s) evidencing your ADSs are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the ADS Tender Agent prior to the Expiration Date, you may tender your ADSs by following the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

In order to take advantage of the Offer, to tender your Shares not represented by ADSs, you must complete and sign the Share Letter of Transmittal according to its instructions and deliver it, together with any registered share certificates for your Shares and other documents required by the Share Letter of Transmittal, to Conyers Dill & Pearman, our Share Tender Agent, or you must comply with the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase if you are unable to deliver the certificates evidencing your Shares or any other required documents to the Share Tender Agent prior to the Expiration Date.

If more than 1,155,045,300 Shares are validly tendered and not withdrawn prior to the Expiration Date, Shanda Music will, upon the terms and subject to the conditions of the Offer, purchase 1,155,045,300 Shares on a pro rata basis according to the number of Shares validly tendered and not withdrawn prior to the Expiration Date.  This means that Shanda Music will purchase from each tendering shareholder a number of Shares calculated by multiplying the number of Shares such tendering shareholder has validly tendered and not withdrawn prior to the Expiration Date by a proration factor.  The proration factor will equal 1,155,045,300 divided by the total number of Shares validly tendered by all shareholders and not withdrawn prior to the Expiration Date.  Shanda Music will make certain adjustments to avoid purchases of fractional Shares or ADSs.  If less than 1,155,045,300 Shares are validly tendered and not withdrawn prior to the Expiration Date, the Offer will not be consummated unless Shanda Music waives the Minimum Condition with the written consent of Hurray.

For purposes of the Offer, Shanda Music will be deemed to have accepted for payment such Shares tendered ( subject to proration, if applicable) when and if Shanda Music gives written notice of Shanda Music’s acceptance to the ADS Tender Agent and the Share Tender Agent. Shanda Music will pay for Shares represented by ADSs accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the ADS Tender Agent, which will act as agent for the tendering ADS holders for the purpose of receiving payments and transmitting such payments to the tendering ADS holders.  Shanda Music will pay for Shares not represented by ADSs accepted for payment pursuant to the Offer by wiring the payment to the bank account of each tendering shareholder designated by such shareholder in the Share Letter of Transmittal delivered by such shareholder to the Share Tender Agent. Under no circumstances will Shanda Music pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment as provided herein, may also be withdrawn after August 14, 2009.

For your withdrawal of Shares represented by ADSs registered in your name, either in the DRS registry or represented by an ADR, to be effective, a written or facsimile transmission of a notice of withdrawal with respect to the ADSs must be timely received by the ADS Tender Agent at its addresses or facsimile number set forth in the Offer to Purchase, which notice must specify the name of the person who tendered the ADSs to be withdrawn, the number of ADSs to be withdrawn and the name of the registered holder of the ADSs, if different from that of the person who tendered such ADSs.  In addition, if ADRs evidencing ADSs have been delivered to the ADS Tender Agent, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of ADRs tendered by an Eligible Institution (as defined in the Offer to Purchase)) must be submitted before the release of such ADRs.  In addition, such notice must specify, in the case of ADSs tendered by delivery of ADRs, the serial numbers shown on the particular ADRs evidencing the ADSs to be withdrawn.  In the case of ADSs tendered by book-entry transfer through the Book-Entry Transfer Facility, tendered ADSs may be withdrawn through the facilities of the Book-Entry Transfer Facility.  If you tendered ADSs by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the ADSs.

For your withdrawal of Shares not represented by ADSs to be effective, a written or facsimile transmission of a notice of withdrawal must be timely received by the Share Tender Agent at its address or facsimile number set forth in the Offer to Purchase, which notice must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares if different from that of the person who tendered such Shares.  In addition, if share certificates have been delivered to the Share Tender Agent, such notice must specify the serial numbers shown on the share certificates to be withdrawn.  The notice of withdrawal must be signed by the same person who signed the relevant Share Letter of Transmittal.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered.  However, withdrawn Shares may be retendered at any time before the Expiration Date by again following the tender procedures described in the Offer to Purchase.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws.  All shareholders should consult with their own tax advisors as to the particular tax consequences of selling their Shares pursuant to the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Hurray has provided to Shanda Music its register of members, list of ADS holders and security position listings for the purpose of disseminating the Offer to holders of Shares and ADSs.  The Offer to Purchase, the related Letters of Transmittal and other related materials will be mailed to record holders of Shares and ADSs and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the register of members, list of ADS holders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of the Shares and ADSs.

The Offer to Purchase and the related Letters of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letters of Transmittal and all other tender offer materials may be directed to MacKenzie Partners, Inc. (the “Information Agent”), at its address and telephone numbers set forth below and will be furnished promptly at Shanda Music’s expense.  Neither Shanda nor Shanda Music will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent, the ADS Tender Agent and the Share Tender Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

June 16, 2009